June 6, 2011

Johnathan Mathiesen
(617) 951-7467
johnathan.mathiesen@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 19
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 19 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 14, 2011 in connection with the registration of certain share classes of Allianz RCM All Alpha Fund, a new series of the Trust, and the Trust’s annual update of its Registration Statement for all existing series of the Trust (together with the Allianz RCM All Alpha Fund, the “Funds” and each, a “Fund”). We received your oral comments regarding the Amendment via telephone on March 2, 2011. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 20 to the Trust’s Registration Statement, which was filed on March 31, 2011 pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: With respect to the disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Funds’ Fund Summaries and the section titled “Principal Investments and Strategies of Each Fund,” please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which each Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of each Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, changes have been made to the descriptions of certain Funds’ principal investment strategies to identify specific types of derivative instruments in which each such Fund generally invests and the extent and purposes of such investments.

Discussion of the specific risks relating to the individual types of derivatives used by the Funds is included in the statutory prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.

2.	Comment: The following sentence is included in the section titled “Principal Risks” within the Fund Summary of each Fund: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” The Risk/Return Summary required by Items 2-4 of Form N-1A should be limited to information required or permitted to be included in the Risk/Return Summary. Consistent with Item 4(b)(1)(iii) of Form N-1A, please either confirm to the Staff that the Funds are advised by or sold through an insured depository institution, or delete this statement.

Response: The Funds are not advised by an insured depository institution. While the Funds are not currently sold through insured depository institutions, such an intermediary relationship involving an insured depository institution may arise in the future. As such, the Trust respectfully submits that it is appropriate to retain the statement required by Item 4(b)(1)(iii) of Form N-1A.

3.	Comment: For several share classes of several Funds, the performance information shown for periods prior to the inception date of a share class is based on the performance of an older share class, as indicated in the section titled “Performance Information” within each Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class has been adjusted to reflect the lower fees and expenses paid by such newer share class. If it has, please explain the basis for using this method. Also, please provide information about any prior discussions with the Staff on this point.

Response: It has been the general practice of funds advised by Allianz Global Investors Fund Management LLC (“AGIFM”), including the series of the Trust, to adjust the inherited performance of a new share class of an existing fund based on differences in class-specific expenses relative to the oldest prior-existing share class.

The Trust believes that its method of presenting adjusted performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older share class performance shown for periods prior to the inception of the newer share class. In cases where a straightforward adjustment is possible, the alternative method, using the fees and expenses of the older share class, would provide a less fair presentation because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer share class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer share class were higher than those of the older share class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the presentation of performance data by Allianz Funds, a registrant for which AGIFM acts as investment adviser, in its prospectuses for newer share classes with lower expenses than a fund’s older share classes.[1] The methodology in question was the same as that used for presenting the performance in the Amendment.

I understand that during this conversation Mr. Miller indicated that (a) he understood the registrant’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the registrant’s methodology. Mr. Miller also indicated that he understood the registrant would use such methodology in the absence of further Staff action.

Allianz Funds has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998, and the Trust has taken a similar approach since its inception in 2008. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that Allianz Funds and/or the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any aspects of the 2009 revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of this methodology or specifically disapprove of such an approach.

4.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

5.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

[1]	This conversation resulted from the filing of a post-effective amendment to the Allianz Funds’ Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

6.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds within the Registration Statement continue to make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please confirm that the legend appearing in each such Summary Prospectus will be stated accordingly.

Response: The legend in the Funds’ Summary Prospectuses conforms to the formulation noted in the Comment and reads, in pertinent part, as follows: “This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated November 1, 2010.”

7.	Comment: In order to improve the user-friendly presentation of the disclosures required under Items 4(b) of Form N-1A, the Staff suggests that the Trust consider more use of spacing and bullet-formatted text within the section titled “Principal Risks” in each Fund’s Fund Summary.

Response: The Trust respectfully submits that it believes the current presentation of disclosure under “Principal Risks” in each Fund’s Fund Summary provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A.

8.	Comment: Please revise the section titled “Principal Risks” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Please see ‘Summary of Principal Risks’ in the Fund’s statutory prospectus for a more detailed description of the Fund’s risks.”

Response: The Trust respectfully submits that that the cross reference noted in the Comment remains appropriate in the Fund Summaries. While the descriptions of the

Fund’s principal risks within each Fund’s Fund Summary stand on their own, the cross-reference helpfully directs readers to where they may find more detailed information with respect to each risk if desired. The Trust submits that such a cross-reference provides a vital link in effectively implementing a “layered” disclosure framework as embodied in the recent revisions to Form N-1A and Rule 498 under the Securities Act.

Allianz Global Investors Solutions Funds (for purposes of the following Comments and Responses, the “Funds”)

9.	Comment: Please advise the Staff how the Funds, which include the word “global” in their names, meet the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Footnote 42 states, in relevant part: “The [term] ... ‘global,’ however, connote[s] diversification among investments in a number of different countries throughout the world, and ... ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

Response: The investment manager of the Funds is Allianz Global Investors Fund Management LLC, which is a wholly-owned indirect subsidiary of Allianz Global Investors of America L.P. The term “global” within “Allianz Global Investors” represents a naming convention that refers to the Funds’ manager, and it does not indicate a “global” investment strategy. “Allianz Global Investors” is a trade name used by the Trust and its investment manager throughout marketing materials and on the Allianz Global Investors Website (http://www.allianzglobalinvestors.com/), and “Allianz Global Investors” appears, as a designation for the sponsor of the fund complex to which the Trust belongs, in large font on the prospectus’s front and back covers. The Staff previously provided this same comment on Post-Effective Amendment No. 10 to the Trust’s Registration Statement, and the Trust provided a similar response in a letter dated May 10, 2010.

The Trust notes that, effective April 1, 2011, the Funds formerly known as “Allianz Global Investors Solutions Core Allocation Fund” and “Allianz Global Investors Growth Allocation Fund” changed their names to “Allianz Global Investors Solutions Global Allocation Fund” and “Allianz Global Investors Solutions Global Growth Allocation Fund,” respectively (together, the “Global Allocation Funds”). As such, each Global Allocation Fund includes a second instance of the term “global” in its name that is intended to reflect a global investment focus.

The Trust submits this use of the term “global” is appropriate for each Global Allocation Fund. Consistent with historical Commission statements on the use of the term “global” (as described below), each Global Allocation Fund has adopted a policy to invest directly or indirectly (through an underlying fund2) in instruments that are economically tied to at least three countries (one of which may be the United States). This global orientation is further evidenced by the percentage of net assets invested in underlying funds whose names include the terms “global,” “international,” “emerging markets,” “foreign” or some other indication of global or non-U.S. focus or exposure. As of February 28, 2011, this percentage was 36% for the Allianz Global Investors Solutions Global Allocation Fund and 47% for the Allianz Global Investors Solutions Global Growth Allocation Fund.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.[3]
Allianz RCM All Alpha Fund (for purposes of the following Comments and Responses, the “Fund”)
10.	Comment: Please make an effort to revise and/or reformat the section of the Fund’s Fund Summary entitled “Principal Investment Strategies” to be more reader-friendly, consistent with “plain English” principles as codified in Rule 421(d) under the Securities Act, and as described in SEC Release No. 33-7497.

Response: Significant revisions have been made to the noted section in the Fund’s Fund Summary in an effort to describe in a more reader-friendly way the characteristics of the Fund, i.e., that it is a “market neutral” fund (seeking to minimize the effect of market

[2]	The Allianz Global Investors Solutions Funds, including the Global Allocation Funds, operate as affiliated funds-of-funds pursuant to Rule 12(d)(1)(G) under the 1940 Act.

[3]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

volatility on the Fund’s performance) managed pursuant to a “multi-strategy” approach (investing in a portfolio reflecting multiple investment strategies pursued by other portfolio manager teams at the Fund’s sub-Adviser or its affiliates). The revised disclosure is presented in Appendix A hereto, marked to show changes from the Amendment. To the extent there remains any complexity in the discussion, however, the Trust respectfully submits that this appropriately reflects the actual complexity of the Fund’s investment strategy.

11.	Comment: In the Fund’s Fund Summary” it is stated “The Fund seeks maximum total return while minimizing the effect of market volatility.” Please indicate to the Staff where the term “total return” is defined.

Response: “Total Return” is defined in the first sentence of the section titled “Principal Investments and Strategies of Each Fund—Allianz RCM All Alpha Fund,” which is provided in response to Item 9 of Form N-1A:
“The Fund seeks to maximize ‘alpha’ (i.e., total return, consisting of capital appreciation and current income, resulting from security selection regardless of general market movements) ...” [Emphasis added.]
As set forth above, “Total return” is defined as return “consisting of capital appreciation and current income.” The Trust notes that “total return” is itself part of the definition of “alpha.” The Trust determined not to include this elaboration upon “total return” in the investment strategy description within the Fund Summary in order to provide a succinct description of “alpha.”

12.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that the Fund may invest in exchange-traded funds (“ETFs”). If ETFs will represent a principal investment strategy of the Fund, please add an “ETF Risk” to the list of the Fund’s principal risks.

Response: The Trust confirms that the Fund does not anticipate investing in ETFs to a significant degree, and therefore references to ETFs have been removed from discussion of Fund’s principal investment strategies.

13.	Comment: The Staff notes that the Fund’s Annual Fund Operating Expenses table does not include a column for Acquired Fund Fees and Expenses. Please confirm for the Staff that this omission is appropriate pursuant to Form N-1A, or alternatively, add such a column.

Response: The Trust confirms that the fees and expenses incurred as a result of the Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A), if any, are not anticipated to exceed 0.01% of average Fund net assets. An expense table column for Acquired Fund Fees and Expenses is therefore not required pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A.

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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
* * * * *
Please do not hesitate to call me (at 617-951-7467) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Johnathan Mathiesen, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Chris Perriello, Esq. Jessica Reece, Esq.

Appendix A
Allianz RCM All Alpha Fund — Fund Summary — Principal Investment Strategies
The Fund seeks to maximize ~~total return while neutralizing~~“alpha” (i.e., total return resulting from security selection regardless of general market movements) by taking long and short positions in an effort to minimize the effect of market volatility on the Fund’s performance. The Fund ~~seeks to achieve this using~~employs a “multi-strategy” ~~structure~~approach, by which the portfolio managers ~~allocate Fund assets among several different~~invest in a portfolio reflecting multiple investment strategies pursued by other portfolio manager teams at the Fund’s Sub-Adviser or its affiliates ~~that target a~~(each a “Strategy”). Each Strategy generally targets a specific geographic area, industry sector or other more limited ~~investment~~ universe ~~(such as geographical area or industry sector) (each a “Strategy”)~~. The Fund’s portfolio managers select a combination of Strategies they consider desirable and invest directly in a portfolio of securities and other instruments reflecting the aggregate holdings of the selected Strategies. The portfolio managers use quantitative tools in ~~an attempt to integrate~~integrating the individual ~~Strategy holdings~~Strategies into a combined portfolio ~~with~~, in an attempt to achieve the ~~overall~~ desired volatility/return characteristics. ~~Based on these quantitative tools,~~The composition of the portfolio is also subject to the portfolio managers’ investment discretion and other considerations~~, the Fund then makes direct investments in securities and other instruments~~. The Fund also uses foreign currency exchange contracts in executing a currency overlay strategy for seeking enhanced returns or for hedging purposes. The Fund may have a high annual portfolio turnover rate, which may be 600% or more.
The Fund invests (either on a long or a short basis) primarily in equity securities and equity-related instruments. The Fund may invest without limit in securities of ~~issuers in the~~ U.S.~~,~~ and non-U.S. ~~developed countries and~~issuers (including emerging markets ~~non-U.S. securities. The Fund’s investments may include~~issuers), in issuers of any capitalization, and may invest in securities issued in initial public offerings (IPOs). The Fund will generally seek to balance its long and short positions in an effort to ~~neutralize~~minimize the effects ~~on Fund performance resulting from~~of general stock market movements ~~or sector swings. The~~on Fund performance, and may ~~use futures to~~ obtain the desired short exposure through short sales and/or futures, in the portfolio managers’ discretion.
The Fund may ~~also~~ invest in warrants~~,~~ and convertible securities ~~and exchange-traded funds (ETFs). The Fund may invest in securities issued in initial public offerings (IPOs)~~, and may also utilize options, stock index futures contracts and other derivative instruments. ~~Through~~The Fund will incur certain expenses related to its short exposure to securities, ~~the Fund will incur certain imputed expenses~~ including ~~interest expense~~short sale fees and substitute dividend expense, which will vary based on, among other factors, the extent of short positions, the dividends paid on securities sold short and the timing of short sale transactions. ~~Interest expense on~~Short sale fees are amounts paid to borrow securities ~~sold short arises from the use of short sale proceeds to invest more than 100% of the Fund’s net assets in long positions. Dividend~~from the lender’s inventory. Substitute dividend expense on securities sold short refers to paying the value of

A-1

dividends to the securities’ lenders. Estimates of these expenses are ~~included~~reflected in “Other Expenses” in the Fund’s Annual Fund Operating Expenses table above under “Fees and Expenses of the Fund.” ~~An estimate of these imputed expenses is taken into account in calculating the expense waiver or reimbursement by the Manager under the Fund’s Expense Limitation Agreement.~~